Exhibit 21
SUBSIDIARIES OF STARBUCKS CORPORATION
The list below excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary under SEC rules as of September 29, 2024.

Entity Name	Organized Under the Laws of:
Shanghai Starbucks Coffee Enterprise Co., Ltd.	China
Starbucks Coffee (Cayman) Holdings Ltd.	Cayman Islands
Starbucks Coffee International, Inc.	Washington
Starbucks EMEA Holdings Ltd	United Kingdom
Starbucks International (Holdings) Ltd	United Kingdom